Exhibit 99.1
Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE is hereby given that an Extraordinary General Meeting of the company will be held on Monday, March 17, 2008 at 11.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai — 600 113, India.
Special Business
1.	Enhancement of Authorised Share Capital.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956, the Authorised Share Capital of the Company be and is hereby increased from Rs.500 Million (Rupees Five Hundred Million) divided into 50,000,000 (Fifty Million) Equity Shares of Rs.10/- each to Rs.610 Million (Rupees Six Hundred Ten Million) divided into 61,000,000 (Sixty One Million) Equity Shares of Rs.10/- each by the creation of 11,000,000 (Eleven Million) Equity Shares of Rs.10/- each.

2.	Amendment of Capital Clause of the Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT Clause V of the Memorandum of Association of the Company be deleted and the following new Clause V be substituted therefor:

The Authorised Share Capital of the Company is Rs.610 Million (Rupees Six Hundred Ten Million) divided into 61,000,000 (Sixty One Million) Equity Shares of Rs.10/- each.

The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

3.	Amendment of Object Clause of the Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution.

RESOLVED THAT subject to the provisions of Section 17 and other applicable provisions, if any, of the Companies Act, 1956, Clause III (A) & (B) of the Memorandum of Association of the Company relating to the Main Objects and Objects incidental or ancillary to the attainment of the main objects be and are hereby amended as follows:

Clause III (A)
a)	Insertion of new Clause as 1 & 2

1.	To develop and provide Internet service, Internet Telephony, Infrastructure based services, Virtual Private Network and other related data, voice and video services, wide area communication network, value added services on the network, lease or other transfers of network, software, peripherals and related products, and to provide marketing services.

2.	To provide security products for corporate, carry on the business of consulting, software and hardware, integrated platform(s) for the e-commerce solutions, applications, information technology, security and all other kinds of technology solutions or services, and to acquire, maintain, operate, manage and undertake technology and infrastructure for this purpose.

b)	Renumbering the existing clauses 1to 4 to read as 3 to 6
Clause III (B)

Insertion of new Clause as 40
40.	To enter into National Long Distance (NLD) and International Long Distance (ILD) Licence Agreements with the Department of Telecommunications for Telecom Services and to comply with all the rules, regulations and any subsequent amendments made thereon, for carrying on the IP-VPN business.
RESOLVED FURTHER THAT this resolution shall come into effect upon registration of the alteration of Memorandum of Association of the Company with the Registrar of Companies under Section 18 of the Companies Act, 1956.
4.	Amendment to Articles of Association.

To consider and if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution.

RESOLVED THAT pursuant to Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the company be and is hereby amended, by insertion of a new clause 71 as given hereunder:

Licence Compliance:
71.	The company shall comply with the rules and regulations of the National Long Distance (NLD) and International Long Distance (ILD) Licence Agreements with the Department of Telecommunications for Telecom services and any subsequent amendments made thereon, for carrying on the IP-VPN business.
5.	Commencement of new business.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to Section 149(2A) of the Companies Act, 1956, approval of the Company be and is hereby accorded to the Board of Directors to commence and undertake the business as envisaged under amended clause III A (1) and (2) of the Main Objects of the Memorandum of Association of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby severally authorised to do all such acts, deeds and things as may be necessary to give effect to the aforesaid resolutions.

6.	Further Issue of Shares under Section 81(1A) of the Companies Act, 1956.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and in accordance with the Articles of Association of the Company and subject to the approval of regulatory, government and other authorities as may be required, and subject to such terms, conditions and stipulations, if any, required by them while granting such approvals, permissions, and sanctions and other approvals, if any, which the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall be deemed to include a Committee of Directors duly authorized in this behalf) is hereby authorized and empowered to obtain, approval of the company, be and is hereby accorded to the Board to offer, issue and allot in one or more tranches, not exceeding 13,000,000 (Thirteen Million Only) Equity Shares of Rs.10/- each at a price of Rs.175/- (including share premium) per Equity Share or upto such higher number of shares and / or at such price, as the Board in its absolute discretion may at any time hereinafter decide, to one or more of the Resident Individuals, Bodies Corporate, Companies, Registered Trusts, Private or Public, other entities and to such other person(s) whether connected to the promoters or not, through Private Placement, and on such terms and conditions as the Board may in its absolute discretion consider fit.

RESOLVED FURTHER THAT the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue and allotment of shares, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue and allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executives / Officers of the Company to give effect to the aforesaid resolutions.

7.	Allocation of additional shares under ASOP 2007.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT subject to the provisions of Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, and such other statutory approvals as may be required, consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the “Board,” which term shall include any Committee of Directors duly authorised in this behalf) to allocate an additional 600,000 (Six Hundred Thousand Only) new Equity Shares of Rs.10/ each and / or American Depositary Receipt linked warrants (hereinafter referred to as “Stock Options”) as may be decided by the Board under Associate Stock Option Plan 2007 (ASOP 2007), as approved by the shareholders at the Eleventh Annual General Meeting of the company held on September 24, 2007, to issue and allot to the employees (hereinafter referred to as the “Associates”) of the Company and of its subsidiaries and shall include Directors, other than promoter Directors, including those of the promoter Company, whether in India or abroad, at such other terms and conditions as the Board may in its absolute discretion think fit, in accordance with the provisions of the Company’s ASOP 2007, to the eligible Associates of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereto.

Chennai	By Order of the Board
February 10, 2008	For Sify Technologies Limited

V Ramasubramanian
Company Secretary
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Extraordinary General Meeting of the Company to be held on March 17, 2008.
Item No.1 & 2
The company is planning to issue fresh shares to mobilise resources for funding its capital expenditure and expansion plans. The present Authorised Capital of the Company is not sufficient to cover the shares to be issued to the new investors. It is therefore necessary that the Authorised Share Capital of the company be increased to enable your Directors to consider the issue of fresh shares to the new investors.
Hence, your Directors propose to increase the Authorised Share Capital from Rs.500 million to Rs.610 million by a further creation of 11,000,000 (Eleven Million) Equity Shares of Rs.10/- each, which will rank pari passu in all respects with the existing equity shares of the company. The proposed increase of Authorised Share Capital requires the approval of the shareholders in a General Meeting.
Consequent upon the enhancement of Authorised share capital, the capital clause of the company’s Memorandum of Association will have to be suitably amended.
Memorandum of interest
None of the Directors of the Company is concerned or interested in the resolutions mentioned in Item No. 1 & 2.
Your Directors recommend the resolutions for your approval.
Inspection of Documents
A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company during working hours till the date of the meeting.
Item No.3 to 5
The Board of Directors of Sify Technologies Limited (Sify) and Sify Communications Limited (Sify Comm) have approved the proposal for the merger of Sify Comm with Sify effective April 1, 2007. This proposal is subject to the provisions of Section 391 to 395 of the Companies Act, 1956, approval of the shareholders, High Court of Madras and other statutory authorities. Consequent to the proposed merger, the entire business of Sify Comm, its customers, rights, licences etc. would get transferred to Sify.
In order to amplify the scope of the main objects of the company to carry on the objectives of Sify Comm, to be merged with the company, it is proposed to amend the main objects of the company as given in Clause III (A) of the Memorandum of Association of the Company.
Presently, Sify Comm has National Long Distance (NLD) and International Long Distance (ILD) Licence Agreements executed with Department of Telecommunications (DOT) for the Telecom services. In terms of the guidelines issued by the Government, the company is required to have a clause in the Memorandum and Articles of Association of the company for the compliance with the rules and regulations of the Licence Agreement and any subsequent amendments thereon.

In order to pursue the VPN business by Sify, the merged entity, its object clause and article of the Memorandum and Articles of Association have to be suitably amended.
In terms of Section 17 of the Companies Act, 1956, amendment to the Objects Clause of the Memorandum of Association is subject to the approval of the shareholders at a General Meeting and its subsequent registration by the Registrar of Companies. Further, as per Section 31 of the Companies Act, 1956, amendment of Articles of Association is also subject to the approval of the shareholders at a General Meeting.
In terms of Section 149(2A) of the Companies Act, 1956, the company is required to obtain the approval of the shareholders by a Special Resolution at a General Meeting before it can commence the new activities.
Accordingly, the above Special Resolutions as set out in Item No.3 to 5 submitted to the shareholders for their approval.
None of the Directors are in any way concerned or interested in the above resolutions.
Inspection of Documents
A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company during working hours till the date of the meeting.
Item No.6
The company has finalised its capital expenditure and expansion plans for the next two years and also its mode of funding. The funding requirements for the above plans have been arranged through operating / financial leasing, term loan and over drafts from banks etc. In addition, the company also explored the possibility of raising funds by issue of further securities either to the promoters or to other potential investors on private placement basis. It was ascertained that the company would be in a position to raise funds upto Rs.250 crores by issue of additional equity shares of the company.
In view of the restriction imposed by the Ministry of Finance, vide Press Release dated March 31, 2006, the company will not able to issue any further ADRs in the US market till the company list its shares in the domestic exchanges. However, the company will not be able to go for IPO immediately till certain corporate restructuring is completed. Hence, the only option available to the company is to raise funds through an issue of Indian Equity Shares on private placement basis.
Some Resident Indian Companies connected to the promoters have evinced interest in investing in the shares of our company and shall be finalising the agreement with them shortly. As soon as the agreement is finalised, the company proposed to issue equity shares to them.
It is therefore decided to obtain the approval of the shareholders to enable the Directors of the company to issue shares to raise further funds through private placement of equity shares. The additional securities proposed to be issued shall not exceed 13,000,000 (Thirteen Million Only) Equity Shares of Rs.10/- each at a price of Rs.175/- (including share premium) or upto such higher number of shares and / or at such price, as the shareholders at the meeting may prescribe by modification of the resolution proposed.
The company would be issuing the shares subject to compliance with the applicable requirements of the statutory and regulatory bodies of both domestic and overseas.

It is proposed to issue the above shares in one or more tranches to Resident individuals, companies, corporates, registered private or public trust and other legal entities. As per the provisions of Section 81(1A) of the Companies Act, 1956, if the company proposes to issue further shares, it should be offered to the existing members of the company on the date of offer in proportion to the capital paid up on those shares at that date. However, the additional shares may be offered in any other manner, provided it is approved by the shareholders of the company by a Special Resolution to that effect at a General Meeting.
Disclosures required under the Unlisted Public Companies (Preferential Allotment) Rules, 2003:
a)	The equity shares are proposed to be issued at a price of Rs.175/- per share (including premium).

b)	The price has been determined at the Board Meeting held on 22nd January 2008. As there is no market for the company’s shares in India, price has been fixed based on the price prevailed at NASDAQ Capital Market, USA on the last day preceding to the Board Meeting Date (i.e) 18th January 2008. Accordingly, the price has been fixed at Rs.175/- (including premium) after taking into consideration the continuous downward trend of the ADR price during the last six months, inability of the company to raise further funds in the US market due to the restrictions imposed by the Ministry of Finance, absence of liquidity for the equity shares in India since not listed in the domestic exchanges etc.

c)	The object of the issue is to mobilise resources for funding the capital expenditure and expansion plans of the company.

d)	The allotment of equity shares are proposed to be made to one or more of the Resident individuals, Bodies Corporate, Companies, Registered Trusts (Private or Public), whether connected to the promoters or not.

e)	The Promoters / Directors / key management personnel are not likely to subscribe to the offer.

f)	Shareholding pattern of the promoters and other classes of shareholders before and after:

Before			After
	No. of			No. of
Shareholder	shares	%	Shareholder	shares	%
Foreign holding:

American Depositary Shares	2,49,16,570	58.19	American Depositary Shares	2,49,16,570	44.72
Infinity Capital Ventures, LLP, USA (promoter)	1,79,02,860	41.81	Infinity Capital Ventures, LLP, USA (promoter)	1,79,02,860	32.13

Resident holding:

Individuals	652	0.00	Individuals	652	0.00
Proposed investor	—	—	Proposed investor	1,29,00,000	23.15

Total	4,28,20,082	100.00	Total	5,57,20,082	100.00

g)	The company plans to complete the allotment before March 31, 2008. In any case, it will be completed before the validity period of 12 months.

h)	The company does not expect any change in control of the management upon completion of the private placement of shares.
The Board of Directors is to be authorised for the issuance of shares in accordance with the Agreements proposed to be executed by the company with the potential investors.
Memorandum of interest
None of the Directors of the Company, except Mr Raju Vegesna, Managing Director & CEO, Nominee of M/s Infinity Capital Ventures, LP, USA and Mr Ananda Raju Vegesna, Executive Director, is concerned or interested in this resolution.
Your Directors recommend the resolutions for your approval.
Item No.7
As per the present approval, the Compensation Committee of the Board of Directors is empowered to grant ESOP options upto 1,400,000 shares to the employees of the company under Associate Stock Option Plan 2007 (ASOP 2007). The company has so far issued 1,040,400 options to the Associates, leaving a balance of 359,600 options. The company wants to keep some additional shares as reserve for issue in future to attract and retain talented human resources. It is therefore proposed to allocate an additional 600,000 shares under ASOP 2007 for issue and allot ESOP options to the employees of the company.
Memorandum of interest
None of the Directors of the Company is concerned or interested in this resolution.
Your Directors recommend the resolution for your approval.

Chennai	By Order of the Board
February 10, 2008	For Sify Technologies Limited

V Ramasubramanian
Company Secretary